September 8, 2006

Securities and Exchange Commission
Office of International [redacted]
450 Fifth Street, N.W.
Washington, DC 2054
Mail Stop: 3-2

06016725

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption **(FILE NO. 82-34859)**

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Acquisition of Shares of Net it works, Inc.
   (Filed on September 7, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

dlw 9/12

SN-2006-12

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

September 7, 2006

For Immediate Release

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

Re: Acquisition of Shares of Net it works, Inc.

Fullcast Co., Ltd. is pleased to announce that a meeting of the Board of Directors held on September 7, 2006 resolved to acquire shares issued by Net it works, Inc.

Details

1. Reasons for the acquisition of shares

The Fullcast Group is an integrated provider of human resources outsourcing services that offers contract services for factory line operations, technical human resource services, and system development, centered on a short-term worker dispatch business featuring an operating network of 485 bases nationwide and more than 1.43 million registered staff. Fullcast aims to expand its business by strengthening its one-stop total solutions, which can respond to all manner of client needs for human resources. To do this, Fullcast is bolstering its human resource services business and management structure.

Net it works, Inc. ("Net it works") provides a number of quality customers with advanced technologies and solutions though its core businesses, which include the establishment of base stations for mobile phones and the construction of multifaceted network infrastructure focusing on security.

The Fullcast Group will acquire more than 36% of the shares issued by Net it works, to strengthen the technology business of the Group over the medium and long terms. The shares will be acquired through transactions with existing shareholders of Net it works.

The Fullcast Group will cooperate in enhancing the enterprise value of Net it works.

2. Profile of Net it works, Inc.

(1) Trade name: Net it works, Inc.

(2) Representative: Masami Kitada, President & CEO

(3) Registered office: 2-18-4 Kamimeguro, Meguro-ku, Tokyo

(4) Head office: 2-20-16 Yanagibashi, Taito-ku, Tokyo

(5) Founded: March 1967

(6) Main businesses: Network solution business and IT solution business

(7) Account closing: February

(8) Employees: 294 (as of the end of August 2006)

(9) Main offices: Tokyo Head Office, Kansai Office, Hokkaido Office

(10) Paid-in capital: 493.99 million yen (as of the end of February 2006)

(11) Total number of shares issued: 4,324,320 shares

(12) Principal shareholders

(As of August 22, 2006)

Shareholders	Number of shares	Ownership ratio
Masami Kitada	1,797,410	41.57%
SOFTBANK Internet Fund	780,000	18.04%
SOFTBANK INTERNET TECHNOLOGY FUND No.2	780,000	18.04%

(13) Results for recent fiscal periods

Fiscal year	FY2/04	FY2/05	FY2/06
Sales	5,031,528 thousand yen	6,192,490 thousand yen	5,538,108 thousand yen
Operating income	85,298 thousand yen	312,042 thousand yen	100,154 thousand yen

3. Names of sellers of shares and number of shares held

(1) SOFTBANK Internet Fund

- Number of shares held 780,000 shares

(2) SOFTBANK INTERNET TECHNOLOGY FUND No.2

- Number of shares held 780,000 shares

4. Number of shares, acquisition value, and shareholding before and after the acquisition

(1) Number of shares held before acquisition: 0 shares (equity stake: 0%)

(2) Number of shares being acquired: 1,560,000 shares (acquisition value: ¥702,000,000)

(3) Number of shares held after acquisition: 1,560,000 shares (equity stake: 36.08%)

5. Schedule

September 7, 2006: Resolution at the Board of Directors' meeting

September 11, 2006: Assignment of shares (planned)

6. Business forecast

As the impact of the acquisition of shares on the full-term consolidated business results of the Fullcast Group for the year ending September 2006 will be minimal, our business forecast remains unchanged.

###

提出日	ﾘﾌｧﾚﾝｽ No		Subject
9/8	SN-2006-12	①	Notice of Acquisition of Shares of Net it works, Inc. (Filed on September 7, 2006) （ネットイットワークス株式会社の株式取得に関するお知らせ）
8/1	SN-2006-11	①	Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2006 (filed on August 1, 2006)
		②	Notice of Changes in Name of Subsidiary (filed on August 1, 2006)
7/11	SN-2006-10	①	Changes in Name and Pres/Rep Director of Subsidiary (filed on July 10, 2006) (子会社の商号ならびに代表取締役社長の変更に関するお知ら)
6/12	SN-2006-9	①	Notice of Change in Subsidiaries (New Equity Acquisition) (filed on June 12, 2006) (子会社の異動(株式の取得)に関するお知らせ)
5/11	SN-2006-8	①	Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2006 (filed on May 8, 2006) (2006 年　9 月期　中間決算短信)
		②	(Correction) Fullcast partially revises previously announced consolidated financial statement and results for the first quarter of the fiscal year ending September 30, 2006 (filed on May 8, 2006) (2006 年　9 月期　第 1 四半期財務・業績の概況（連結）の一部訂正について)
4/25	SN-2006-7	①	Notice of Determination of Excerice Price of the Stock Options (filed on April 25, 2006) (ストックオプション(新株予約権)の行使価額等決定に関するお知らせ)
		②	Notice of Personnel Changes (filed on April 24, 2006) (人事異動に関するお知らせ)
		③	Notice of Allotment of the Stock Options (filed on April 17, 2006) (ストックオプション(新株予約権)の割当に関するお知らせ)
4/6	SN-2006-6	①	Notice of Establishment of a Joint Venture (filed on March 31, 2006)（合弁会社の設立に関するお知らせ）

3/29	SN-2006-5	①	Notice of Organizational and Personnel Changes (filed on March 27, 2006)（組織変更及び人事異動に関するお知らせ）
3/24	SN-2006-4	①	Notice of Change in Subsidiary (acquisition of stock) (filed on March 22, 2006) (子会社の異動(株式の取得)に関するお知らせ)
3/3	SN-2006-3	①	Notice of Change in Subsidiary (transfer of shares) (filed on February 27, 2006) (子会社の異動(株式の譲渡)に関するお知らせ)
2/16	SN-2006-2	①	Brief Announcement of Consolidated Financial Statement and Results for the First Quarter of the Fiscal Year Ending September 30, 2006 (filed on February 6, 2006) (平成 18 年 9月期 第 1 四半期財務・業績の概況（連結))
1/26	SN-2006-1	①	Notice of Termination of Preparations for Establishing a Bank (filed on January 23, 2006) (銀行設立準備の中止に関するお知らせ)
		②	Annual Report 2006
12/28	SN-2005-9	①	Notice of Resolution of the 13th Annual General Meeting of Shareholders (filed on December 21, 2005) （第 13 期提示株主総会決議通知ご通知）
		②	Notice of the 13th Annual General Meeting of Shareholders (filed on December 2, 2005) (In English summary translation) （第 13 期提示株主総会招集ご通知）
		③	Announcement of Organizational and Personnel Changes at Fullcast (filed on December 21, 2005) （組織変更及び人事異動に関するお知らせ）

12/15	SN-2005-8	①	Notification Concerning the Grant of Stock Option (filed on November 22, 2005) （ストックオプションの付与に関するお知らせ）
		②	Brief Announcement of Consolidated Financial Results for the Fiscal Year Ending September 2005 (filed on November 7, 2005) （2005 年 9 月期決算短信）
		③	Extraordinary Report (filed on November 17, 2005) (In English summary translation) （臨時報告書）
		④	Announcement of Personnel Changes at Fullcast Co., Ltd. (filed on October 24, 2005) （人事異動に関するお知らせ）
		⑤	Large Shareholdings Report for the share of Fullcast Technology Co., Ltd. (filed on October 24, 2005) (In English summary translation)
12/15	SN-2005-8 (Cont.)	⑥	Shifted large Shareholdings Report for the share of Asia Pacific System Research Co., Ltd. (filed on October 5, 2005) (In English summary translation) （変更報告書 No.1）
		⑦	Large Shareholdings Report for the share of Asia Pacific System Research Co., Ltd. (filed on October 4, 2005) (In English summary translation) （大量保有報告書）
10/7	SN-2005-7	①	Notification regarding acquisition of Shares from Asia Pacific System Research （ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社の株式取得に関するお知らせ）
10/3	SN-2005-6	①	Notification concerning Asia Pacific System Research President and Representative Director sKoba to Transfer Shares to Fullcast （ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社 代表取締役木庭氏からの株式譲渡のお知らせ）
		②	Notification of Organizational and Personnel Changes at Fullcast （組織変更及び人事異動に関するお知らせ）
9/20	SN-2005-5	①	Notice of Fullcast's Consolidated Subsidiary Fullcast Technology Given Green Light for Listing on JASDAQ （連結子会社株式会社フルキャストテクノロジーの上場承認に関するお知らせ）

9/7	―	①	YEAR－END DIVIDEND INFORMATION 期末配当基準日に関する通知（ニューヨーク銀行宛て）
8/10	SN-2005-4	① ②	Brief Statements of Third Quarter Financial Results (on a consolidated basis) and Forecast (including revision of forecast) （平成 17 年 9 月期　第 3 四半期財務・業績の概要（連結）） Notice of Merger of Consolidated Subsidiaries （連結子会社の合併のお知らせ）
7/26	SN-2005-3	①	Notice of Gearing up for Launch of Banking Service （銀行設立に向けた準備の開始に関するお知らせ）
7/22	SN-2005-2	①	Notice of Comprehensive Business Alliance With Asia Pacific System Research（ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社との包括業務提携に関するお知らせ）
6/24	SN-2005-1	①	Notice of Resolutions of the Board of Meeting regarding the interim dividend payments（中間配当決議の通知）
7/22	SN-2005-2	①	Notice of Comprehensive Business Alliance With Asia Pacific System Research（ｱｼﾞｱﾊﾟｼﾌｨｯｸｼｽﾃﾑ総研株式会社との包括業務提携に関するお知らせ）
6/24	SN-2005-1	①	Notice of Resolutions of the Board of Meeting regarding the interim dividend payments（中間配当決議の通知）